                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                    --------------

                                     SCHEDULE 13D
                                    (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
                1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                                 (AMENDMENT NO. 1)(1)
                              NPS PHARMACEUTICALS, INC.
                                   (Name of Issuer)

                                     COMMON STOCK
                            (Title of Class of Securities)

                                     62936P 10 3
                                    (CUSIP Number)

                                   Marc Schneidman
                                  BVF Partners L.P.
                          333 West Wacker Drive, Suite 1600
                               Chicago, Illinois  60606
                                    (312) 263-7777
                    ---------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  DECEMBER 16, 1998
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)


--------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP NO. 62936P 10 3        13D          PAGE 2 OF 7 PAGES


   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BIOTECHNOLOGY VALUE FUND, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)/X/ (b) / /

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
              WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             / /

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

                     7    SOLE VOTING POWER
                               -0-
    NUMBER OF
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY                989,600
     OWNED BY
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH                 -0-

                     10   SHARED DISPOSITIVE POWER
                               989,600
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              989,600

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.0%
   14    TYPE OF REPORTING PERSON*
              PN

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP NO. 62936P 10 3         13D          PAGE 3 OF 7 PAGES

    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF PARTNERS L.P.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/ (b)  / /

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
                     7    SOLE VOTING POWER
                               -0-
    NUMBER OF
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                2,052,700
    REPORTING
   PERSON WITH       9    SOLE DISPOSITIVE POWER

                               -0-

                     10   SHARED DISPOSITIVE POWER

                               2,052,700

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,052,700

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              16.6%

   14    TYPE OF REPORTING PERSON*
              PN

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP NO. 62936P 10 3       13D       PAGE 4 OF 7 PAGES

    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF INC.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/  (b) / /

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              WC, OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
                     7    SOLE VOTING POWER
                               -0-
    NUMBER OF
                     8    SHARED VOTING POWER
      SHARES
                               2,052,700
   BENEFICIALLY
  OWNED BY EACH
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                               -0-
   PERSON WITH
                     10   SHARED DISPOSITIVE POWER
                               2,052,700

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,052,700

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              16.6%
   14    TYPE OF REPORTING PERSON*
              IA, CO



                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 62936P 10 3         13D        PAGE 5 7 PAGES

     Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D dated September 8, 1998, (as so amended, the "Statement"), is filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, par value $0.001 (the "Stock"), of NPS Pharmaceuticals, Inc., a Delaware corporation ("NPS").

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since October 18, 1998, Partners, in its capacity as general partner of BVF, has sold on behalf of such limited partnership an aggregate number of 177,000 shares of the Stock for an aggregate consideration of $1,084,088.85. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has sold on behalf of such managed accounts an aggregate number of 213,000 shares of the Stock for an aggregate consideration of $1,304,566.49.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 989,600 shares of the Stock, Partners beneficially owns 2,052,700 shares of the Stock, and BVF Inc. beneficially owns 2,052,700 shares of the Stock, approximately 8.0%, 16.6% and 16.6%, respectively, of the aggregate number of shares outstanding as of September 30, 1998 (as reported in NPS's most recent quarterly statement on Form 10-Q).

     (b) BVF shares voting and dispositive power over the 989,600 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 2,052,700 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

CUSIP NO. 62936P 10 3       13D       PAGES 6 OF 7 PAGES


     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons in the last sixty (60) days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons in the last sixty (60) days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the past sixty (60) days.

CUSIP NO. 62936P 10 3        13D        PAGES 7 OF 7 PAGES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 1998.

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By: /s/ MARK N. LAMPERT
                   ---------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By: /s/ MARK N. LAMPERT
              ---------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ MARK N. LAMPERT
         ---------------------------
          Mark N. Lampert
          President

                                      EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING
                           --------------------------------

     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  December 24, 1998.

        BIOTECHNOLOGY VALUE FUND, L.P.

        By:  BVF Partners L.P., its general partner

             By:  BVF Inc., its general partner

                  By: /s/ MARK N. LAMPERT
                     -----------------------
                     Mark N. Lampert
                     President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By: /s/ MARK N. LAMPERT
              -------------------------
              Mark N. Lampert
              President

     BVF INC.


     By: /s/ MARK N. LAMPERT
         -------------------------
         Mark N. Lampert
         President

                                      EXHIBIT B

                  TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                  --------------------------------------------------
                              DURING THE PAST SIXTY DAYS
                              --------------------------


                           For the                 Price per   Type of
 Trade Date   By          Account of    Quantity     Share       Trade   Broker
 ----------   --          ----------    --------     -----       -----   ------

 12/16/98     BVF          Partners     (70,000)     $6.1250     Sale    OPCO

 12/16/98     ILL10        Partners     (30,000)     $6.1250     Sale    OPCO

 12/16/98     PAL          Partners     (10,000)     $6.1250     Sale    OPCO

 12/16/98     BVF Ltd.     Partners     (60,000)     $6.1250     Sale    OPCO

 12/18/98     BVF          Partners    (107,000)     $6.1250     Sale    OPCO

 12/18/98     ILL10        Partners     (23,000)     $6.1250     Sale    OPCO

 12/18/98     PAL          Partners     (45,000)     $6.1250     Sale    OPCO

 12/18/98     ZPG          Partners      (5,000)     $6.1250     Sale    OPCO

 12/18/98     BVF Ltd.     Partners     (40,000)     $6.1250     Sale    OPCO


     OPCO      =    Oppenheimer & Co., Inc.
